SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                          Amwest Insurance Group Inc.
              ---------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
               --------------------------------------------------
                         (Title of Class of Securities)


                                   032345100
               -------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  032345100

  (1) Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Markel Corporation
       54-0292420

  (2) Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

  (3) SEC Use Only . . . . . . . . . . . . . . . . . . . .

  (4) Citizenship or Place of Organization         Virginia Corporation

Number of Shares         (5)  Sole Voting Power                       202,950
Beneficially Owned
by Each Reporting        (6)  Shared Voting Power                         -0-
Person With
                         (7)  Sole Dispositive Power                  202,950

                         (8)  Shared Dispositive Power                 32,560

 (9) Aggregate Amount Beneficially Owned by Each Reporting Person     235,510

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares  (See Instructions) . . . . . . . . . . . . .

(11) Percent of Class Represented by Amount in Row 9         5.9%

(12) Type of Reporting Person  (See Instructions)        HC,  CO





CUSIP NO.  032345100

Item 1 (a).       Name of Issuer:

                  Amwest Insurance Group, Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  6320 Canoga Avenue
                  Suite 300
                  Woodland Hills, California   91367

Item 2 (a).       Name of Person Filing:

                  Markel Corporation

Item 2 (b).       Address or Principal Business Office or, if none, Residence:

                  4551 Cox Road
                  Glen Allen, Virginia   23060

Item 2 (c).       Citizenship:

                  Not applicable

Item 2 (d).       Title of Class of Securities:

                  Common Stock

Item 2 (e).       CUSIP Number:

                  032345100

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Markel Corporation, is a parent holding company in accordance with Rule 13-1(b) (ii) (G).
                  (Note:  See Item 7).

Item 4.  Ownership

                  (a)      Amount Beneficially Owned:   235,510

                  (b)      Percent of Class:    5.9%




CUSIP NO. 032345100

                  (c) Number of shares as to which such person has:

                       (i)  sole power to vote or to direct the vote:   202,950

                       (ii) shared power to vote or to direct the vote:       0

                       (iii) sole power to dispose or to direct the
                             disposition of: 202,950

                        (iv) shared power to dispose or to direct the
                             disposition of: 32,560

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Essex Insurance Company, Evanston Insurance Company (each subsidiaries of Markel Corporation) and certain other investors advised by Markel Gayner Asset Management Corporation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Amwest Insurance Group, Inc. The interest of each of such persons relates to less than five percent of the common stock of Amwest Insurance Group Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  See attached Exhibit(s) A and B.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable, see attached Exhibit A.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.






CUSIP NO. 032345100

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Item 10. Certification.

                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                           Date:       February 12,1999


                           Signature:       /s/  Alan I. Kirshner
                                            ----------------------

                           Title:           Chairman


CUSIP NO. 032345100

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                                                                       EXHIBIT A


                                  SCHEDULE 13G


Pursuant to the instructions in Item 7 of Schedule 13G, Markel Gayner Asset Management Corporation,("Markel Gayner") 4551 Cox Road, Glen Allen, Virginia 23060, a wholly owned subsidiary of Markel Corporation and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of 235,510 shares of 5.9% of the outstanding common stock of Amwest Insurance Group Inc. (the "Company") as a result of acting as investment adviser to Essex Insurance Company, Evanston Insurance Company (each wholly owned subsidiaries of Markel Corporation) and certain other investors.

Markel Corporation, through its control of Markel Gayner, Essex Insurance Company and Evanston Insurance Company, has sole power to direct the voting and disposition of shares of common stock of the Company held by those entities. Markel Corporation, through its control of Markel Gayner, has shared power to direct the disposition, but not the voting, of shares of common stock of the Company held by certain other investors advised by Markel Gayner.





CUSIP NO. 032345100

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                                                                       EXHIBIT B


                             RULE 13d-1(f) AGREEMENT


The undersigned persons on this 12th day of February, 1999, agree and consent to the joint filing on their behalf of this Amendment No. 4 to Schedule 13G in connection with their beneficial ownership of the common stock of Amwest Insurance Group, Inc.


                           MARKEL CORPORATION

                           By:      /s/  Alan I. Kirshner
                                    ---------------------
                           Title:   Chairman


                           ESSEX INSURANCE COMPANY

                           By:      /s/  Alan I. Kirshner
                                    ---------------------
                           Title:   Chairman


                           EVANSTON INSURANCE COMPANY

                           By:      /s/ Anthony F. Markel
                                    ---------------------
                           Title:   Chairman and Chief Executive Officer


                           MARKEL GAYNER ASSET MANAGEMENT CORPORATION


                           By:      /s/  Thomas S. Gayner
                                    ---------------------
                           Title:   President